tshin@gibsondunn.com

June 24, 2005

(213) 229-7125	C 50538-00011
(213) 229-6125

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Messeret Nega Division of Corporation Finance
Re:	K&F Industries Holdings, Inc. Registration Statement on Form S-1 Registration Statement number 333-125117 K&F Industries, Inc.—Form 10-K for the fiscal year ended December 31, 2004

Dear Ms. Nega:

        On behalf of K&F Industries Holdings, Inc., a Delaware corporation ("K&F" or the "Company"), we transmit herewith Amendment No. 1 (the "Amendment") to the Registration Statement on Form S-1 (File No. 333-125117) (the "Registration Statement") filed by the Company with the Securities and Exchange Commission (the "Commission") on June 24, 2005. In this letter, we respond to the comments of the staff (the "Staff") of the Commission, numbered 1-28 contained in your letter dated June 17, 2005. The numbered paragraphs below correspond to the numbered comments in that letter, with your comments presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via courier a copy of the Amendment in paper format. The copy of the Amendment has been marked to show changes from the Registration Statement. In addition to addressing the comments raised by the Staff in its letter, the Company has revised its Registration Statement to update other disclosure.

Cover Page

1.
Please provide us with any artwork that you intend to use. The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover. Please refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.

  Response:

  The Company supplementally provides to the Staff the artwork that the Company intends to use for the inside front and back covers of the prospectus contained within the Registration Statement, which has been enclosed as Annex A to the hardcopy of this letter. The Company will also promptly advise the Staff of any changes to such artwork.

2.
Please include an estimate of the range of the maximum offering price and the maximum number of shares to be sold in any preliminary prospectus you circulate. See Instruction 1.(A) to Item 501(b)(3) of Regulation S-K.

  Response:

  The Company acknowledges the Staff's comment and confirms that an estimate of the range of the maximum offering price and the maximum number of shares to be sold will be included in any preliminary prospectus it circulates. The Amendment does not yet include an offering price range or maximum number of shares to be sold.

Cautionary Statement Regarding Forward Looking Statements, page ii

3.
The safe harbors contained in Section 27A and Section 27E do not apply to forward-looking statements made in connection with an initial public offering. Please revise to delete the reference to these sections.

  Response:

  The Company has revised the disclosure on page ii of the Amendment in accordance with the Staff's comment.

Prospectus Summary, page 1

4.
Please substantiate your statements regarding your market share and your claim that you are "the leading supplier of flexible bladder fuel tanks for the U.S. military, worldwide commercial transport and general aviation markets." These statements also appear in the "Business" and other sections.

  Response:

  Based on management estimates, third party reports and communications with distributors and competitors, the Company believes that it is reasonable and appropriate disclosure to characterize itself as "the leading supplier of flexible bladder fuel tanks for the U.S. military, worldwide commercial transport and general aviation markets" and to include other "market share" information in the Registration Statement. With respect to the flexible bladder fuel tank market, the Company has the highest market share of any of its competitors, based on both revenue and fleet size for the relevant market sectors discussed in the Registration Statement.

  The Company is not aware of any third-party study or survey that has analyzed the relative size of the commercial aircraft, general aviation and military sectors of the flexible bladder fuel tank market or the aircraft wheels, brakes and brake control systems market.

  The Company assesses its market share in the aircraft wheels, brakes and brake control systems market using various methodologies. With respect to the overall market, the Company calculates its market share by comparing its revenues to the revenues of its competitors. In assessing the revenues of its competitors earned from the aircraft wheels, brakes and brake control systems, the Company reviews annual reports and published investor presentations of these competitors and augments this data with information received by its distributors and field contacts and information with respect to foreign exchange rates. With respect to the commercial, military, regional jet and business jet sectors of this market, the Company calculates its market share by comparing the number of aircrafts using its products versus the overall fleet size of these sectors. The Company uses fleet size data for purposes of calculating its market share within these sectors because it feels this data is more reliable for purposes of sector comparison as many of its competitors do not report their sales by sector.

  In order to substantiate our claim that we are "the leading supplier of flexible bladder fuel tanks for the U.S. military, worldwide commercial transport and general aviation markets" and related statements, the Company supplementally provides the Staff with supporting documentation, which has been enclosed as Annex B to the hardcopy of this letter, and in order to substantiate our statements regarding our market share, with respect to our Aircraft Braking Systems Corporation division in particular, the Company supplementally provides the Staff with supporting documentation, which has been enclosed as Annex C to the hardcopy of this letter.

5.
Please revise the first paragraph to disclose your net income for the last fiscal year and the three months ended March 31, 2005. Please make similar revisions in the "Business" and "MD&A" sections.

  Response:

  The Company has revised the disclosure on pages 1, 43 and 60 of the Amendment in accordance with the Staff's comment.

Our Growth Strategy, page 4

Well-Balanced Portfolio of Programs with Strong Recurring Cash Flows, page 4.

6.
Please add language explaining the phrase "high-cycle aircraft in our fleet."

  Response:

  The Company has revised the disclosure on page 4 of the Amendment in accordance with the Staff's comment.

Increasing Our Leading Position on Military Aircraft, page 5

7.
Please tell us the basis for your expectation of an increase spending on the fleet of approximately 11,000 military aircraft that utilize your portfolio of products.

  Response:

  Substantially all of the Company's military products are sold to the Department of Defense, or "DoD". As discussed on page 2 of the Amendment, the DoD's current focus on flexible force deployment and its efforts to modernize and retrofit aging platforms, along with reduced commitments for new aircraft means that the average age of military aircraft continues to increase, with resultant increases in operations and maintenance expense. The Company believes these factors will increase demand for both Aircraft Braking Systems' wheel and brakes and for Engineered Fabrics' fuels tanks and other products.

  As evidence of this increased spending, according to the Office of the Under Secretary of Defense (Comptroller), the DoD budget for operations and maintenance is expected to grow from $141.2 billion in 2005 to $164.6 billion in 2009. The Company supplementally provides information regarding the DoD budget to the Staff, which has been enclosed as Annex D to the hardcopy of this letter. Since the DoD budget does not provide budgeted amounts for specific aircrafts, this information was not included in the Amendment to support this data point.

Pursuing Continued -Growth at Engineered Fabrics, page 5

8.
Revise the disclosures under this heading to delete references to compound annual growth figures and instead disclose the growth figures for each year in the time periods you reference.

  Response:

  The Company has revised the disclosure on page 5 of the Amendment.

Aurora Capital Group, page 6

9.
Please either delete or remove from summary.

  Response:

  The disclosure regarding Aurora Capital Group has been deleted from the summary in accordance with the Staff's comment.

Summary Historical and Pro Forma Consolidated Financial Information, page 9

10.
You have presented a table of non-recurring items and certain other items which have increased or decreased EBITDA. Disclose why management believes this information is useful to investors as well as the manner in which management uses this information to conduct or evaluate its business. If management is unable to provide this information, the table should not be presented.

  Response:

  The Company has revised the disclosure on pages 11-13 of the Amendment in accordance with the Staff's comment.

Risk Factors, page 13

11.
Please add a risk factor about the risks involved in using all of the proceeds of the offering for purposes other than growing the company.

  Response:

  The Company has added a risk factor on page 22 of the Amendment in accordance with the Staff's comment.

We are subject to restrictive debt covenants, page 19

12.
If there is a risk that you may not be able to maintain the specified financial ratios and covenants, please disclose the ratios and covenants that you need to maintain here and show how you currently satisfy the ratios or covenants, so that investors can assess the risk.

  Response:

  The Company has revised the disclosure on page 21 of the Amendment in accordance with the Staff's comment.

Management's Discussion and Analysis, page 41

Overview, page 41

13.
It appears that you purchased the company in November 2004 for $1.06 billion. Tell us what the company will be valued for at the midpoint of the range, and what the shares you will still own will be valued at.

  Response:

  An estimate of the range of the maximum offering price will be included in any preliminary prospectus the Company circulates. The Company will supplementally inform the Staff of such range and the resulting valuation of the Company at the midpoint of such range at or prior to the time that it circulates such preliminary prospectus. The Amendment does not yet include an offering price range.

Results of Operations, page 46

14.
We note per page 19 that the debt covenants for your revolving credit facility and the indenture governing the senior subordinated notes due 2014 limit your ability to incur Program Participation Costs. Describe the impact you expect this restriction to have on future operations including any anticipated changes to sales or customer retention.

  Response:

  The Company has revised the disclosure in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" on page 56 of the Amendment in accordance with the Staff's comment.

Results of Operations, page 48

15.
Please explain in the filing why it is appropriate to characterize the inventory accounting adjustment as non-cash. Since the November 18, 2004 acquisition was for cash, your characterization appears inappropriate. In addition, discuss in the filing the rationale for the inventory accounting adjustment, and explain how the adjustment was determined.

  Response:

  The Company acknowledges the Staff's comment with regard to the "non-cash" reference. Accordingly, the Company has removed the references to "non-cash" with regard to the purchase accounting inventory adjustment on pages 11, 13, 40, 42, 49, 52, F-4 and F-17 of the Amendment.

  In accordance with the Staff's comment, the Company has added the following language to pages 46-47 of the Amendment:

  "In connection with the Acquisition and in accordance with the guidance in SFAS 141, paragraph 37(c), the acquired inventory was adjusted to fair value. Specifically, (a) finished goods were valued at estimated selling prices less estimated costs to dispose and a reasonable profit margin for the selling effort, (b) work-in-process was valued at estimated selling prices less estimated costs to complete, estimated costs to dispose and a reasonable profit margin for the selling effort and (c) raw materials were valued at current replacement costs."

Liquidity and Capital Resources, page 52

16.
Revise the first paragraph on page 54 to discuss liquidity on a long and short-term basis. Long term is over twelve months.

  Response:

  The Company has revised the disclosure on page 56 of the Amendment in accordance with the Staff's comment.

Quantitative and Qualitative Disclosures about Market Risk, page 57,

17.
We note that you present your total and fixed rate debt after giving effect to your initial public offering. Please tell us the price per share used to calculate these figures as you have not disclosed the price of your shares.

  Response:

  The Company has revised the disclosure on page 59 of the Amendment to refer to the mid-point of the estimated offering price range and will supplementally inform the Staff of such range at or prior to the time that it circulates any preliminary prospectus.

Material U.S. Income Tax Consequences page 96

18.
Replace the language stating investors "should consult" with their own tax advisor with language suggesting or encouraging them to do so.

  Response:

  The Company has revised the disclosure on page 98 of the Amendment in accordance with the Staff's comment.

Underwriting, page 99

19.
We note your disclosure that certain of the underwriters will be engaging in electronic distributions of your shares. Please identify these members of the underwriting syndicate and confirm that their procedures have been cleared with us.

  Response:

  The Company has been informed by Goldman, Sachs & Co. and Lehman Brothers Inc. that they or their affiliates may engage in the electronic offer, sale or distribution of the Company's shares of common stock and that any such activities will be conducted in accordance with procedures previously reviewed with the Staff. If the Company becomes aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after the date of this letter, it will promptly supplement this response to identify those members and either provide a description of their procedures or confirm that their procedures have previously been reviewed with the Staff.

  In order to help alleviate concerns that may be raised by any possible online distribution or posting of the preliminary prospectus on the web, the representatives of the underwriters have indicated to the Company that they will include the following language in a communication to potential syndicate members:

  "Online distribution of Common Shares of K&F Industries Holdings, Inc. may only be made pursuant to procedures for such distribution previously reviewed with the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (1) you are not making an online distribution or (2) you are following procedures for online distribution previously reviewed with the Securities and Exchange Commission."

  Consistent with this procedure, the Company has added the following language to page 104 of the Amendment:

  "A prospectus in electronic format will be made available on the websites maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make internet distributions on the same basis as other allocations."

20.
Identify any third party with whom you have any arrangement to host or access your preliminary prospectus on the Internet. Describe any material terms of your arrangements. Provide us also with copies of all information concerning your company or prospectus that has appeared on your website. If you subsequently enter into any such arrangements, promptly supplement your response.

  Response:

  Goldman, Sachs & Co. and Lehman Brothers Inc. have informed the Company that they expect to post the road show presentation on YahooNet Road Show, a password protected website, and YahooNet Road Show has informed Goldman, Sachs & Co. and Lehman Brothers Inc. that it will post such road show presentation in accordance with applicable no-action letters. The primary purpose of the internet roadshow is to provide access to the roadshow to institutional investors who cannot, or elect not to, attend roadshow meetings in person. As part of the electronic roadshow process, an electronic version of the preliminary prospectus, identical to the copy filed with the Commission and distributed to live attendees, is required to, and will, be made available on this website. The Company will promptly supplement this response with information relating to any third party arrangements that other underwriters establish as such information becomes available.

21.
Please advise us whether you will have a directed share program of any type. If so, include disclosure in the prospectus describing the program and the group it targets. Also, please provide us with all materials given to potential purchasers in the directed offering.

  Response:

  The Company intends to undertake a directed share program. Lehman Brothers Inc. has advised the Company that the procedures for the directed share program are as follows. Names of the prospective participants in the directed share program are submitted by the Company to Lehman Brothers Inc. No directed share program materials are sent until a preliminary prospectus is available. As soon as a preliminary prospectus is available, Lehman Brothers Inc. will send an indication of interest letter accompanied by the preliminary prospectus, a client questionnaire, directed share account opening information and a Lehman Brothers Inc. client agreement to the prospective participants. The written materials to be distributed by Lehman Brothers Inc. in connection with the directed share program reflect Staff comments received in any previous offerings underwritten by Lehman Brothers Inc. The written materials contain only the statements required or permitted to be included therein by the provisions of Rule 134 and the Staff, and accordingly, comply with the requirements of Rule 134.

  Prospective purchasers of reserved shares are determined after Lehman Brothers Inc. reviews the account information and other responses contained in the documentation submitted by such persons. Shares and money are not exchanged until after the offering is priced and confirmations are sent. Prospective purchasers are instructed not to send payment when returning the indication of interest letter. In addition, prospective purchasers are not committed to buy shares when they return the indication of interest letter: that letter specifically states that "your indication of an interest in buying shares does not constitute an agreement on your part to buy any shares...." Purchasers become committed to purchase shares after the offering is priced, a Lehman Brothers Inc. representative offers the shares at the specific price and the purchaser confirms his or her interest and accepts the offer.

  The exact number of reserved shares available to prospective purchasers is generally determined prior to, but not later than, the time of the pricing and is a function of the number of prospective purchasers who have indicated an interest, the limit indicated by each prospective purchaser, the number of prospective purchasers who have properly completed client questionnaires and account opening documents meeting applicable regulatory requirements and the ultimate size of the offering.

  The Company has revised the disclosure on pages 102-103 of the Amendment in accordance with the Staff's comment.

  The Company supplementally provides to the Staff copies of the materials to be sent to the potential directed share program participants, which have been enclosed as Annex E to the hardcopy of this letter.

Financial Statements

Note 1: Description of Business, page F-19

22.
Based on the disclosure on page 45, it appears that there are two scenarios under which you will categorize a program as sole source, either when you are contractually the sole source, or when by default you are the certified authorized supplier. Explain to us why it is appropriate to recognize as an intangible asset apart from goodwill, under paragraph 39 of SFAS 141, the program participation costs that relate to noncontractual programs. In addition, explain to us how you determined the fair value of the program participation costs as part of the purchase price allocation.

  Response:

  "Program Participation Costs" (as defined below) are only capitalized when the Company determines it is the sole source supplier for aircraft braking and wheel systems and components for specific programs. Suppliers, such as the Company, may offer original equipment manufacturers ("OEM's") any combination of cash payments and/or initial parts/component systems, at below cost or at no cost ("Program Participation Costs") as an incentive to the OEM in exchange for a contractual right to become the exclusive supplier to the OEM of specific parts/component systems for a specific aircraft program. In making the determination to categorize a program as "sole source", the Company must satisfy two conditions: (i) it must be the only Federal Aviation Association ("FAA") certified supplier of parts and (ii) it must have a contractual commitment from the OEM such that the OEM (a) agrees to purchase parts for newly-produced aircraft exclusively from the Company and (b) agrees not to support an attempt by a different supplier to be certified as a supplier of replacement parts for existing aircraft. The Company only capitalizes Program Participation Costs in instances where both of these conditions have been satisfied. The Company has revised the language on pages iii, 2, 47, 60-61, F-7 and F-21 of the Amendment to clarify this point. See the Company's response to Comment No. 25 for further background related to Program Participation Costs for contractual programs.

  The Company respectfully submits that it is appropriate to recognize Program Participation Costs as an intangible asset apart from goodwill. Paragraph 39 of SFAS 141 states "An intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations).... Appendix A provides additional guidance relating to the recognition of acquired intangible assets apart from goodwill, including an illustrative list of intangible assets that meet the recognition criteria in this paragraph". Appendix A states that the "illustrative list is not intended to be all-inclusive, thus, an acquired intangible asset might meet the recognition criteria of this Statement but not be included on that list.... The determination of whether a specific acquired intangible asset meets the criteria in this Statement for recognition apart from goodwill shall be based on the facts and circumstances of each individual business combination".

  Program Participation Costs are provided to the OEM in exchange for the contractual and legal right to be the exclusive supplier of the original equipment to the OEM and in exchange for the agreement of the OEM not to support an attempt by a different supplier to be certified as a supplier of replacement parts for existing aircraft. The position of exclusive authorized supplier to the OEM substantially guarantees that the Company will be the sole supplier of replacement parts to the ultimate owner of the aircraft. This provides the Company with a future revenue stream (from the sale of aircraft braking and wheel systems and components) which is virtually assured even though the Company does not have a contractual arrangement with the purchasers of the replacement parts (i.e., owners of the aircraft). In the unlikely event the OEM violates the exclusivity obligation, the OEM is contractually required to refund the entire cash payments portion of Program Participation Costs to the Company. This feature further supports the probable future benefit assumption. Further, the Company believes that in most instances when the exclusivity contracts are signed and cash payments are paid to the OEM, purchasers of aircraft have already signed contracts with the OEM for the future sale of enough planes to recoup the cost of the Program Participation Costs through normal parts usage over the life of those planes.

  Based on the foregoing, the Company respectfully submits that recognizing Program Participation Costs as an intangible asset apart from goodwill is in accordance with guidance in paragraph 39 of SFAS 141 because it arises from a contractual right.

  As discussed in Note 1 to the Company's consolidated financial statements, the Company is in the process of finalizing the valuation of certain intangible assets acquired in the acquisition and, accordingly, the final purchase price allocation is subject to refinement. Allocations of Program Participation Costs at the date of acquisition were based on management's estimates. The final purchase price allocation to Program Participation Costs will be based on the computed remaining value of the actual Program Participation Costs provided to OEM's by the predecessor company prior to the acquisition. The Company is in the process of gathering the relevant pre-acquisition data to provide to a third party specialist that has been engaged to assist management with other aspects of the purchase price valuation. Once this information is finalized, the Company will make any adjustments, if necessary, in future filings with the Commission.

23.
Describe the factors that contributed to a purchase price that resulted in recognition of goodwill. Refer to paragraph 51(b) of SFAS 141.

  Response:

  On November 18, 2004, the Company (in this capacity, referred to herein as the "Acquirer") acquired K&F Industries, Inc. (the "Acquired Entity"). In determining the purchase price for the Acquired Entity, Acquirer considered a number of factors including:

    •
    the strength of the aviation industry in which the Acquired Entity operates and its position in that marketplace;

    •
    the Acquirer's view of the prospects for growth in sales and earnings in the industry;

    •
    the Acquired Entity's historical ability to consistently generate cash flow;

    •
    the Acquired Entity's product line, management's experience and the Acquired Entity's prospects for the development of additional products and services; and

    •
    the Acquired Entity's particular portfolio of platforms and percentage of sole source positions in the commercial segment, as well as its diversification among all key sectors of the customer base (commercial, general aviation and military).

  The purchase price has been allocated to all tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition, with the balance allocated to goodwill, as discussed in Note 1 to the Company's consolidated financial statements, which disclosure has been revised on page F-6 of the Amendment in accordance with the Staff's comment.

Program Participation Costs, page F-21

24.
Disclose the justification for your change in accounting principle. Clearly explain why the newly adopted accounting principle is preferable. Refer to paragraph 17 of APB 20.

  Response:

  On November 18, 2004, the Acquirer acquired the Acquired Entity in a purchase business combination. At the time of the acquisition, the Acquirer was a newly-formed entity, and in connection with the acquisition, it established the accounting policies to be followed by the consolidated entity, including the Acquired Entity. The Company's accounting policy for Program Participation Costs, the accounting policy of the Acquired Entity and the financial impact of the differences between the two policies have been disclosed in the notes to the Company's consolidated financial statements on pages F-21 and F-22 of the Amendment and in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates" on pages 47-48 of the Amendment. The Company respectfully submits that this is not a change in accounting principle for which the guidance in APB 20 is applicable. See the Company's response to Comment No. 28 for additional information.

25.
Based on the disclosure on page 45, it appears that there are two scenarios under which will categorize a program as sole source, either when you are contractually the sole source, or when by default you are the certified authorized supplier. Please provide us a separate analysis for each scenario that explains why it is appropriate to capitalize program participation costs. As part of your response, address the guidance in paragraph 26 of CON 6. In addition, tell us whether another supplier can become certified for a program during the period in which you are the sole source. Finally, tell us the significant terms of the contracts that give you the contractual right to be a sole source, and provide us a copy of some of these contracts as examples.

  Response:

  As discussed in the Company's response to Comment No. 22, Program Participation Costs are only capitalized when the Company determines it is the sole source supplier to the OEM of aircraft braking and wheel systems and components for specific programs. In making the determination to categorize a program as "sole source", the Company must satisfy two conditions: (i) it must be the only FAA-certified supplier of parts and (ii) it must have a contractual commitment from the OEM such that the OEM (a) agrees to purchase parts for newly-produced aircraft exclusively from the Company and (b) agrees not to support an attempt by a different supplier to be certified as a supplier of replacement parts for existing aircraft. The Company only capitalizes Program Participation Costs in instances where both of these conditions have been satisfied. The Company has discussed its conclusion that it is appropriate to capitalize Program Participation Costs with the audit engagement team of Deloitte and Touche LLP and such audit engagement team cleared the Company's conclusion with Deloitte and Touche LLP's national office.

  Background

  It is common practice in the aerospace industry for OEMs to solicit bids from suppliers for systems and component parts for new aircraft models. Suppliers, such as the Company, may offer OEM's

  Program Participation Costs in the form of any combination of cash payments and/or initial parts/component systems, at below cost or at no cost as an incentive to the OEM in exchange for a contractual right to become the exclusive supplier to the OEM of specific parts/component systems for a specific aircraft program. When the Company is awarded the exclusive right to be the sole source supplier to the OEM, the Company undertakes an extensive process of obtaining FAA certification. In addition to the OEM agreeing to acquire parts for newly produced aircraft exclusively from the sole source supplier, the OEM also agrees that it will not support an attempt by a different supplier to be certified as a supplier of replacement parts for existing aircraft. All future repair or replacement parts must be purchased from the supplier whose parts/component systems are FAA certified for the specific model aircraft and installed by the OEM on such aircraft. It is difficult for any competing supplier to obtain FAA certification for replacement parts after the sole supplier for such parts has already been selected and FAA-certified because it will likely need to do so without the assistance of the OEM. It is extremely rare in the aerospace industry for a supplier to obtain FAA certification of its products on a program in which another company has sole source designation from the OEM.

  Thus, the position of exclusive authorized supplier to the OEM substantially guarantees that the Company will be the sole supplier of replacement parts to the ultimate owner of the aircraft. This provides the Company with a future revenue stream (from the sale of aircraft braking and wheel systems and components) which is virtually assured even though the Company does not have a contractual arrangement with the purchasers of the replacement parts (i.e., owners of the aircraft). Approximately 75% of the Company's revenues are derived from the sale of FAA certified replacement parts for aircraft braking and wheel systems and components. The replacement sales are recurring in nature as the FAA mandates replacement at predetermined intervals. For example, consumable brake pads must be replaced after a predetermined number of landings.

  In the unlikely event the OEM violates the exclusivity obligation, the OEM is contractually required to refund the entire cash payments portion of Program Participation Costs to the Company. This feature further supports the probable future benefit assumption. Further, the Company believes that in most instances when the exclusivity contracts are signed and cash payments are paid to the OEM, purchasers of aircraft have already signed contracts with the OEM for the future sale of enough planes to recoup the cost of the Program Participation Costs through normal parts usage over the life of those planes.

  SFAS 142 Analysis

  In determining that it is appropriate to capitalize Program Participation Costs, the Company considered the guidance provided by SFAS 142, Goodwill and Intangible Assets, paragraph 9 which states "An intangible asset that is acquired either individually or with a group of other assets (but not those acquired in a business combination) shall be initially recognized and measured based on its fair value". The Basis for Conclusions included in SFAS 142 provides further guidance on points to consider in determining if the Company has acquired an intangible asset.

  We have reproduced paragraphs B29, B30 and B37 of SFAS 142 below for your convenience:

    B29.    "The Board noted that, to be recognized, intangible assets acquired in transactions other than business combinations must meet the four fundamental recognition criteria for assets in paragraph 63 of FASB Concepts Statement No. 5, Recognition and Measurement in Financial Statements of Business Enterprises. Those criteria are that the item meets the assets definition, it has an attribute that is measurable with sufficient reliability, the information about it is capable of making a difference in user decisions, and the information is representationally faithful, verifiable, and neutral."

    B30.    "The Board observed that bargained exchange transactions that are conducted at arm's length provide reliable evidence about the existence and fair value of acquired intangible assets. Accordingly, the Board concluded that those transactions provide a basis for recognizing those assets in the financial statements of the acquiring entities. The Board also observed that similarly reliable evidence about the existence and fair value of intangible assets that are developed internally is not generally available."

    B37.    "The Board also noted that Statement 141 contains a presumption that an intangible asset that meets the contractual-legal criterion or the separability criterion also would meet the asset recognition criteria in Concepts Statement 5. The Board observed that intangible assets that are acquired individually or with a group of assets in a transaction other than a business combination also may meet the asset recognition criteria in Concepts Statement 5 even though they do not meet either the contractual-legal criterion or the separability criterion (for example, specially-trained employees or a unique manufacturing process related to an acquired manufacturing plant). Such transactions commonly are bargained exchange transactions that are conducted at arm's length, which the Board concluded provides reliable evidence about the existence and fair value of those assets. Thus, those assets should be recognized as intangible assets."

  An analysis of the Company's capitalization of Program Participation Costs with reference to the issues discussed in paragraphs B29, B30 and B37 of SFAS 142 is presented below:

  The Company has concluded that Program Participation Costs meet the four fundamental recognition criteria for assets as detailed in paragraph 63 of CON 5. The bidding process and negotiation of contracts supports the assertion that the transactions are conducted at arm's length. The fair value of cash is irrefutable, and the fair value of the systems and components supplied to the OEM is easily determined from the costs to build or obtain those parts. The information is essential in making the decision to enter into the business of long term parts supplying, and all of the above information is representationally faithful, verifiable and neutral. Also, as discussed in the Company's response to Comment No. 22, the Company believes Program Participation Costs meet the contractual-legal criterion and consistent with paragraph B37, is presumed to also meet the asset recognition criteria in CON 5.

  Paragraph 26 of CON 6 Analysis

  In determining whether Program Participation Costs meets the definition of an asset, the Company considered the guidance in paragraph 26 of CON 6 which states that:"An asset has three essential characteristics: (a) it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows, (b) a particular entity can obtain the benefit and control others' access to it, and (c) the transaction or other event giving rise to the entity's right to or control of the benefit has already occurred." The Company has applied the guidance set forth in paragraph 26 of CON 6 to its analysis of Program Participation Costs below:

  (a)
  The Company has obtained a valuable intangible asset with probable future benefit.    The nature of the Company's business involves a competitive process whereby companies bid for the right to become the supplier of systems, components, and in this case the replacement part supplier in a highly regulated industry. The Company is willing to incur Program Participation Costs because the underlying economics of the initial investments provide the Company with a valuable asset that in return provides future economic benefits that are virtually assured.

    Further supporting the expectation of future cash flows from the future aircraft owners is the likelihood of needed replacement parts. Once airplanes are in service, FAA regulations require the replacement of brake parts, which are provided by the Company. The Company's position as the exclusive supplier virtually assures it of replacement parts revenues and future cash inflows as long as the planes remain in use.

    In the unlikely event the OEM violates its exclusivity obligation, the OEM is contractually required to refund the cash payments portion of the Program Participation Costs to the Company. This feature further supports the probable future benefit assumption.

  (b)
  A particular entity can obtain the benefit and control others' access to it.    A sole source supplier obtains such status through the OEM selection and FAA certification processes. It will be difficult for any competing supplier to obtain FAA certification for replacement parts after the sole supplier for such parts has already been selected and FAA-certified because it will likely need to do so without the assistance of the OEM.

  (c)
  The transaction or other event giving rise to the entity's right to or control of the benefit has already occurred.    The Company recognizes the exclusivity right as an asset only after it has incurred Program Participation Costs to obtain it, either in the form of cash payment, and/or no cost or below cost parts/component systems.

  Second Source Certification

  While it is possible for another supplier to obtain FAA certification of its products on a program in which the Company has sole source designation from the OEM, this is an infrequent occurrence in the aerospace industry. To the best of the Company's knowledge, there has only been one instance of this in the past 16 years, where one of the Company's aircraft customers is currently in the process of attempting to certify another wheel and brake supplier as part of a complete upgrade as part of modernization efforts and a desire for overall commonality of parts for the aircraft it flies. The certification of a second source supplier is commercially impractical, primarily because the equipment that the sole source brake supplier provides is typically highly engineered and developed and made for application on a particular aircraft platform to meet the particular specifications and characteristics (such as weight, etc.) of the platform. The retrofit of the Company's sole source equipment is unlikely due to the following factors:

  1.
  The costs of certification of the second source, which requires, among other things, the production of the parts and the use of an aircraft for flight testing (and resultant loss of revenue from the aircraft during flight testing and wear on the aircraft as a result of the testing), are substantial;

  2.
  As programs mature, there is less time in the life cycle of the airplane for recovery of the substantial costs incurred for certification, making a follow-on second source retrofit less profitable and increasing the risk of not recovering the investment;

  3.
  The reluctance of aircraft manufacturers and airlines to take risks associated with changing parts that are related to flight safety, and to void or impact the benefit of prior service arrangements and commercial warranties that are in place for the Company's equipment, as well as the familiarity of pilots and mechanics with the equipment in use; and

  4.
  The financial obligation that typically is imposed by the Company's contracts on the OEM to reimburse it for the Company's upfront costs if the OEM participates in the certification of a second source.

  In the unlikely event another supplier obtained FAA certification of its products on a program in which the Company has sole source designation from the OEM, the Company would reassess its categorization of the program as sole source.

  The Company's Sole Source Contracts

  The Company supplementally provides to the Staff examples of the significant terms of the Company's sole source contracts, which have been enclosed as Annex F to the hardcopy of this letter. These provisions contain a commitment that the Company will be the sole source supplier for all planes in the platform and set forth the obligation to refund the cash payments portion of Program Participation Costs if the OEM participates in second source certification efforts.

26.
Tell us how you determined that your treatment of Program Participation Costs as a component of cost of sales is appropriate in accordance with EITF 01-9.

  Response:

  The Company considered whether the accounting for Program Participation Costs would be subject to guidance contained in EITF 01-9 and respectfully submits that the standard does not apply in these circumstances. EITF 01-9 applies to "consideration given by a vendor to a customer including a reseller of the vendor's product". In this instance, the Company has two customers:

    •
    the OEM, who purchases the original equipment (aircraft braking and wheel systems and components) for no cost or below cost; and

    •
    the airplane owner (who subsequently purchases replacement parts).

  The OEM is not a reseller of the Company's parts. Since the OEM is not a distributor, the Program Participation Costs provided to the OEM do not impact the revenue stream received from the subsequent sale of the replacement parts to the aircraft owners.

  Additionally, the Program Participation Costs incurred by the Company for the benefit of the OEM are not related to, and do not impact, the sales price of the replacement parts. These costs are incurred by the Company for the benefit of the OEM (not the purchaser of the replacement parts) in order for the Company to obtain the exclusive right to sell original equipment to the OEM. The purchaser of the replacement parts does not benefit from the Program Participation Costs provided to the OEM.

  Paragraph 42 of SFAS 142 indicates that amortization should be recognized in a manner deemed appropriate by the entity. As discussed in paragraph 149 of CON 6, some types of expense cannot be associated with specific revenue. However, Program Participation Costs are part of the cost incurred by the Company in order to derive the revenue that it receives from the sale of replacement parts. These costs can be allocated to specific revenue streams.

  In addition, as discussed in the AICPA Annual Conference on SEC Developments, December 11-13, 2002, Leslie Overton, Associate Chief Accountant, Division of Corporation Finance commented on income statement classification of revenues and costs and discussed which costs applicable to revenues should be included in gross margin. Overton concluded that gross margin should not exclude related depreciation and amortization:

  "Costs and expenses applicable to sales and revenues—In presenting cost and expenses applicable to sales and revenues a registrant should:

    •
    Include costs relative to all sources of revenue (to arrive at gross margin).

    •
    Include inventory valuation adjustments.

    •
    May exclude depreciation and amortization with appropriate disclosure (SAB Topic 11B), but do not exclude depreciation and amortization from gross margin."

  Accordingly, the Company believes that it is appropriate to recognize the amortization of Program Participation Costs in cost of sales.

Note 12: Commitments and Product Warranties, page F-35

27.
Explain in the filing why you do not meet the conditions in paragraph 8 of SFAS 5 at the time of sale for your warranties. Refer to paragraphs 24 - 26 of SFAS 5 for further guidance.

  Response:

  Paragraph 8 of SFAS 5 states that: "An estimated loss from a loss contingency (as defined in paragraph 1) shall be accrued by a charge to income if both of the following conditions are met:

    •
    Information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.

    •
    The amount of loss can be reasonably estimated."

  Paragraph 24 of SFAS 5 states that: "A warranty is an obligation incurred in connection with the sale of goods or services that may require further performance by the seller after the sale has taken place. Because of the uncertainty surrounding claims that may be made under warranties, warranty obligations fall within the definition of a contingency in paragraph 1. Losses from warranty obligations shall be accrued when the conditions in paragraph 8 are met. Those conditions may be considered in relation to individual sales made with warranties or in relation to groups of similar types of sales made with warranties. If the conditions are met, accrual shall be made even though the particular parties that will make claims under warranties may not be identifiable."

  The Company's warranty policy is described in Note 2 to the Company's consolidated financial statements and additional historical data regarding provisions, expenditures and estimated remaining liabilities for all periods presented is included in Note 12 thereto. The Company's policy states that "Estimated costs of warranty are accrued when individual claims arise with respect to a product or performance. When the Company becomes aware of a defect in a particular product, the estimated costs of all potential warranty claims arising from similar defects of all similar products are fully accrued. Such costs are included in cost of sales."

  The Company's warranties provide for protection against defects and/or non-performance (i.e., minimum number of landings). At the date of shipment of the product, the Company cannot reasonably estimate the amount of loss, if any, because management does not then know (a) the defect rate of a particular product, if any, and, (b) in the case of the non-performance warranty claims, a number of variables (including landing procedures, length of runways and the environment) required to determine estimated product life are user-specific.

  The Company respectfully submits that it does not meet the loss contingency criteria of paragraph 8 of SFAS 5 at the time of sales of its product and that its policy is consistent with the guidance therein. Additionally, the Company believes that its policy disclosure in Note 2 to its consolidated financial statements and additional warranty information included in Note 12 thereto is comprehensive and appropriately descriptive.

K&F Industries. Inc.

Form 10-K: For the fiscal year ended December 31, 2004

28.
Provide as an exhibit the letter required by paragraph (B)(l8) of Item 601 of Regulation S-K for your change in accounting for program participation costs.

  Response:

  The Company respectfully submits that the letter required by paragraph (B)(18) of Item 601 of Regulation S-K for the change in accounting for program participation costs was not required. The Company does not view the initial adoption of an accounting policy in a purchase business combination as a change in accounting when the acquirer is merely conforming the acquired company's accounting policies to the acquirer's policies. See the Company's response to Comment No. 24 for additional information.

* * *

        We acknowledge the provisions of Rules 460 and 461 regarding requesting acceleration of effectiveness of the Registration Statement and will allow adequate time after the filing of any amendment to the Registration Statement for further review before submitting a request for acceleration.

        Please feel free to contact Timothy J. Hart at (310) 552-8619 or the undersigned at (213) 229-7125 should you have any questions or comments.

Very truly yours,
/s/ TILDA L. SHIN Tilda L. Shin

TLS/dt

Enclosures

cc:
Max A. Webb, Securities and Exchange Commission
Theresa Messinese, Securities and Exchange Commission
Michael Fay, Securities and Exchange Commission
Kenneth M. Schwartz, K&F Industries Holdings, Inc.
Christine Oliver, Deloitte & Touche LLP
Kenneth B. Wallach, Simpson Thacher & Bartlett LLP
Timothy J. Hart, Gibson, Dunn & Crutcher LLP